Exhibit 99.1

22 November 2016
Midatech Pharma PLC
("Midatech" or the "Company")

Midatech provides update on agreement with Emergex Vaccines

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, today announces that following the licence granted to Emergex Vaccines Limited (announced 4 January 2016) Midatech has received an upfront technology access fee and option payment of £450,000 under the terms of the contract.

This exclusive licensing agreement covers the use of Midatech's proprietary gold nanoparticle platform in the development of vaccines for influenza, meningitis, bacterial pneumonia, Ebola virus, Marburg virus and viruses within the Arbovirus class such Zika and Dengue. This is the first deployment of Midatech's gold nanoparticles as a conventional vaccine for infectious disease.

Under the agreement, the licence, together with the Service and Manufacturing Agreement for both the synthesis and development manufacturing of cGMP material for clinical trials, was novated from Emergex Vaccines Limited to a related entity Emergex Vaccines Holding Limited ("Emergex"), a private UK biotechnology company focused on developing synthetic T-cell vaccines against new and emerging infectious diseases.

Midatech will continue to be entitled to receive certain milestone and royalty payments, as well as service fees, as part of the arrangement.

Commenting on the announcement, Dr. Jim Phillips, CEO of Midatech Pharma, said: "I am pleased to see progress being made in the adaptation of our gold nanoparticle technology for use in vaccines for infectious disease, which perfectly complements our type 1 diabetes collaboration in antigen specific immunotherapy, and our early-stage internal programs which address auto-immune disease and immuno-oncology."

David Jackson of Emergex added: "The expansion of the Midatech licence with Emergex is important for the development of cross-reactive or universal vaccines against infectious agents sharing common genetic characteristics such as flavi viruses within the Arbovirus group. There were 380 million new cases of Dengue last year and Zika is becoming a global health problem. The licence with Midatech now allows Emergex to develop vaccines that are not restricted to a single flavi virus but potentially act as a universal vaccine against Zika, Dengue and other flavi viruses. This is a continuation of our universal influenza vaccine program which also targets genetic components common to all influenza viruses. Our synthetic T cell mediated vaccines should also be able to safely immunize pregnant women and provide co-immunisation of the foetus which may be required for prevention of the congenital Zika syndrome.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR)

- Ends -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Emergex Vaccines Holding Limited
Storme Moore-Thornicroft
Tel: +44 (0) 7766 705 871

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a US commercial operation marketing four cancer care supportive products, and co-promoting two others. Midatech's strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release and our proprietary gold nanoparticles. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.110 staff in four countries. For further company information see: www.midatechpharma.com

About our gold nanoparticle (GNP) technology
The patented gold nanoparticle (GNP) technology has been developed to improve key parameters when bound to existing and new drugs. GNPs comprise of a core of gold metal atoms to which an organic layer of carbohydrates or glycans (e.g. glucose, galactose or lactose) are attached via gold-sulphur bonds. Linkers for therapeutic agents (e.g. small molecules and chemotherapeutics) and peptides are attached to the gold core during the formation process. This process involves intricate and scalable synthesis that produces multi-component particles that may deliver multiple drug molecules to the targeted site. The GNP platform has potential uses in oncology, immunology/ auto-immunology and neurology, amongst other uses.

About Emergex Vaccines Holding Limited

Emergex was formed with the vision of tackling the global threats of infectious disease by utilising a novel T-cell synthetic vaccine technology. These vaccines are quick to develop, inexpensive to make, do not require cold chain and can be made quickly in quantity, thus overcoming many of the disadvantages of traditional vaccine technologies. Many developed nations have a national defence strategy of stockpiling large amounts of certain vaccines for use in the event of pandemics or terrorist activity.  The current practice is very expensive and the Emergex technology could greatly increase the quantities of vaccine available and substantially decrease the costs over time.
Emergex’s lead products include a triple target vaccine against Zika, Dengue and Chikungunya, and vaccines against Ebola and a pandemic flu.

Forward-Looking Statement
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialise products for conditions using the nanoparticle and sustained release drug delivery platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.